# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kindly MD, Inc., CIK 0001946573
CUSIP: 49457M106
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 5097 SOUTH 900 EAST, SUITE 100, SALT LAKE CITY, Utah (UT), 84117
Date of event which requires filing of this statement: 05/12/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001641172-25-012326
Filed by CIK 0002069957

## Reporting persons
- Gus Doodle LLC: type of reporting person: partnership (PN); citizenship or place of organization: Utah (UT); member of a group; sole voting power 250,000; shared voting power 0; sole dispositive power 250,000; shared dispositive power 0; aggregate amount beneficially owned 250,000 (4.15% of the class)

## Item 1. Issuer
Name of issuer: Kindly MD, Inc.
Address of issuer's principal executive offices: 5097 South 900 East Suite 100, Salt Lake City, UT / USA, 84117

## Item 2. Person Filing
Name of person filing: Gus Doodle LLC
Address of principal business office or, if none, residence: 30 N Gould St Ste R Sheridan, WY 82801
Citizenship: UT USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 250,000
Percent of class: 4.15
Sole power to vote or to direct the vote: 250,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 250,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Gus Doodle LLC: /s/ Susan StJeor, Sole Member (05/23/2025)